U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



                                FORM 10-SB-A1

   Post Effective Amendment No. 1 to the Registration Statement on Form 10-SB


           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS


                           FIRST DELTAVISION, INC.
                           -----------------------
       (Name of Small Business Issuer as specified in its charter)



           NEVADA                 0-23511            87-0412182
           ------                 -------            ----------
(State or other jurisdiction of   SEC File        (I.R.S. incorporation or
        organization)             Number           Employer I.D. No.)







                        9005 Cobble Canyon Lane
                          Sandy, Utah  84093
                      ---------------------------
               (Address of Principal Executive Office)


Issuer's Telephone Number, including Area Code:  (801) 942-0555


 Securities registered pursuant to Section 12(b) of the Exchange  Act:

                         None

 Securities registered pursuant to Section 12(g) of the Exchange  Act:

                 $0.001 par value common stock
                 -----------------------------
                        Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  See the Exhibit Index herein.

                                  PART I

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

     First Deltavision, Inc. (the "Company") was organized under the laws of the State of Utah on July 31, 1984, under the name "Aquachlor Marketing Inc." The Company was incorporated primarily to engage in the sale, marketing and manufacturing of an electronic chlorinator for swimming pools and food processing and the sale of swimming pool and food processing equipment and supplies.

     The Company was initially authorized to issue a total of 50,000 shares of common stock having no par value.

     On October 21, 1988, the Company completed an Agreement and Plan of Reorganization (the "Plan")with Deltavision, a partnership ("Deltavision"). The Company agreed to issue 1,200,000 shares of its common stock and to pay $150,000, in the form of a five year note at ten percent annual interest, for all of the technology of Deltavision.

     An amendment to the Articles of Incorporation of the Company on December 9, 1988, increased its authorized shares to 50,000,000 and the par value to $0.001, and provided for a five for one forward split of the outstanding securities. Copies of the initial Articles of Incorporation and this amendment were attached to the Company's Registration Statement on Form 10-SB, which was filed with the Securities and Exchange Commission on December 16, 1997, and incorporated herein by reference. See the Exhibit Index, Part
III, Item 1.

     On December 23, 1988, the Company merged with a Nevada corporation of the same name which was formed by the Company for the purpose of changing its domicile. On the same date, the Company also amended its Articles of Incorporation to change its name to "Deltavision, Inc." Copies of the Agreement of Merger and this amendment were attached to the Company's Registration Statement on Form 10-SB, which was filed with the Securities and Exchange Commission on December 16, 1997, and incorporated herein by reference. See the Exhibit Index, Part III, Item 1.

     The business operations of the Company succeeded to on the acquisition of Deltavision proved unsuccessful, and the Company was dormant from 1989 until May of 1996.

     On May 27, 1996, at a Special Meeting of the Board of Directors, the Board authorized the issuance of a total of 38,000,000 "unregistered" and "restricted" shares of its common stock for services rendered by David C. Merrell, Todd D. Ross and Jerry Peterson. Mr. Merrell and Mr. Ross are directors and executive officers of the Company. See Part I, Items 4 and 5.

     The Company's charter was revived on March 25, 1997, and the name "Deltavision, Inc." was not available at the time of the revival; the Company applied for revival under the name "First Deltavision, Inc." in accordance with the Nevada Revised Statutes. Copies of the Application of Revival were attached to the Company's Registration Statement, which were filed with the Securities and Exchange Commission on December 16, 1997, and the Certificate of Revival is attached hereto and incorporated herein by reference. See the
Exhibit Index, Part III, Item 1.

     On April 23, 1997, the Board of Directors unanimously resolved to execute a written compensation agreement (the "Consulting Compensation Agreement") authorizing the issuance of 30,000 post-split (see the following paragraph) shares as follows: Leonard W. Burningham, Esq., 20,000 shares; Branden T. Burningham, Esq., 3,500 shares; Sheryl Ross, 3,500 shares and Bradley C. Burningham, 3,000 shares. Messrs. Leonard W. and Branden T. Burningham are father and son, respectively, and are both practicing lawyers, who provided legal services; Bradley C. Burningham is also the son of Leonard W. Burningham, and is employed by his father as a "due diligence" consultant; and Ms. Ross is Leonard W. Burningham's office manager, who provided miscellaneous services for the benefit of the Company.

     On May 6, 1997, the Company's Board of Directors unanimously approved a
248.339 for one reverse split of its outstanding common voting stock, while retaining the authorized shares and par value at current numbers, with appropriate adjustments in the stated capital and capital surplus accounts of the Company. Fractional shares were rounded up to the nearest whole share, with no stockholder's holdings to be reduced to less than 100 shares as a result of the reverse split, and those stockholders who presently owned less than 100 shares prior to the reverse split would not be affected thereby. Additional shares required for rounding were deducted from the holdings of David C. Merrell, the Company's President and one of its directors. An amendment to the Certificate of Incorporation of the Company was filed with the State of Nevada on May 6, 1997, respecting the reverse split, and a copy of thereof was attached to the Company's Registration Statement on Form 10-SB, which was filed with the Securities and Exchange Commission on December 16, 1997, and incorporated herein by reference. See the Exhibit Index, Part III,
Item 1.

     All references to outstanding common stock hereafter take into account this reverse split.

     On October 15, 1997, the Board of Directors unanimously resolved to issue 5,000 "unregistered" and "restricted" shares of its common stock to Raymond Wilson as additional consideration for his release of any and all liabilities owed to him by the Company; Mr. Wilson was formerly a director and executive officer of the Company and was the party to whom the Company executed and delivered its $150,000 promissory note on the completion of the acquisition of Deltavision. A copy of the General Release is attached hereto and incorporated herein by reference. It also resolved to issue 1,000 "unregistered" and "restricted" shares of its common stock to Victor Ivachin, a non-affiliated party, for services rendered and valued at par value.

     Taking into account the reverse split, the issuance of the 30,000 shares to the foregoing consultants and the issuance of the 6,000 shares in the preceding paragraph, there are 235,000 outstanding shares of the Company's common stock.

Business.
---------

     Other than the above-referenced matters and seeking and investigating potential assets, property or business to acquire, the Company has had no business operations for the past eight fiscal years. To the extent that the Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders, it is essentially a "blank check" company. Because the Company has limited assets and conducts no material business, management anticipates that any such acquisition would require it to issue shares of its common stock as the sole consideration for the acquisition. This may result in substantial dilution of the shares of current stockholders. The Company's Board of Directors shall make the final determination whether to complete any such acquisition; the approval of stockholders will not be sought unless required by applicable laws, rules and regulations, its Articles of Incorporation or Bylaws, or contract nor does the Company intend to provide any disclosure documentation to stockholders unless similarly required. The Company makes no assurance that any future enterprise will be profitable or successful.

     The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. The Company recognizes that the number of suitable potential business ventures that may be available to it may be extremely limited, and may be restricted to entities who desire to avoid what may be deemed to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution to public investors in comparison to the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Company to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80 and 95 percent of the outstanding shares of the Company following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Company.

      Although the Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, management has determined to file this Registration Statement on a voluntary basis. In order to have stock quotations for its common stock on the National Association of Securities Dealers' Automated Quotation System ("NASDAQ"), one of the requirements is that an issuer must have such securities registered under the Securities and Exchange Act of 1934 (the "1934 Act." Upon the effective date of this Registration Statement, the Company's common stock became registered for purposes of the 1934 Act. Management believes that this will make the Company more desirable for entities that may be interested in engaging in a merger or acquisition transaction. To the extent that management deems it advisable or necessary to maintain a quotation of its common stock on any securities market, the Company will voluntarily file periodic reports in the event its obligation to file such reports is terminated under the 1934 Act.

     In the event that the Company engages in any transaction resulting in a change of control of the Company and/or the acquisition of a business by purchase, reorganization or merger, the Company will be required to file with the Securities and Exchange Commission a Current Report on
Form 8-K within 15 days of such transaction. A filing on Form 8-K also requires the filing of audited financial statements of the acquired venture, as well as pro forma financial information consisting of a pro forma condensed balance sheet, pro forma statements of income and accompanying explanatory notes, within 75 days of the date of any such report.

     Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

     Mr. Merrell has substantial experience and expertise with analyzing prospective business endeavors and will be the one to determine the viability of a prospective business endeavor. Mr. Merrell has for the last eight years, through his business DCM Finance, found several profitable businesses that he has merged into "blank check" companies in which he was involved. Mr. Ross has limited experience with analyzing the quality of a prospective business endeavor. See the heading "Other Public Shell Activities," of Part I, Item 5, of this Registration Statement.

     Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

      Management or its legal counsel and authorized representatives will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management and minimal resources to engage others, these activities may be limited.

     The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker-dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals.

     The Company will not seek out a target company, but will use referrals from previous business contacts for potential acquisition targets.

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

     Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. It is not anticipated that any such opportunity will be afforded to other stockholders. In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals. Management may actively negotiate or otherwise consent to the purchase of any portion of its common stock as a condition to, or in connection with, a proposed merger or acquisition. In such an event, the Company's remaining stockholders may not be afforded an opportunity to approve or consent to any particular stock buy out transaction.

     The Company's officers and directors in the past have not used any particular consultants and do not intend to use any consultants in regard to this Company.

     Although it is not formally prohibited by Company policy, it is not expected that the Company will borrow funds in order to make payment to its management, promoters or their affiliates or associates in connection with any buy out transaction.

     Management intends to submit for quotations of its common stock on the OTC Bulletin Board of the National Associates of Securities Dealers, Inc. ("NASD"); however, management has had no discussions with any broker-dealer in this respect.

Risk Factors.
-------------

     In any business venture, there are substantial risks specific to the particular enterprise and which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

     Extremely Limited Assets; No Source of Revenue. The Company has virtually no assets and has had no revenue for the past eight fiscal years or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. During the fiscal year ended June 30, 1997 and the six month period ended December 31, 1997, the Company realized net losses of $7,940 and $5,986, respectively. In addition, the Independent Auditors Report, dated February 19, 1998, for the Company's most recent audited financial statements, expressed "substantial doubt about the Company's ability to continue as a going concern." The Company can provide no assurance that any acquired venture will produce any material revenues for the Company or its stockholders or that any such venture will operate on a profitable basis. Except as indicated under the heading "Plan of Operation" of the caption "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2, herein, there are no plans, proposals, agreements or understandings with respect to the sale or issuance of additional securities by the Company prior to the location of an acquisition or merger candidate or over the next twelve month period.

     Discretionary Use of Proceeds; "Blank Check" Company. Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply substantially all of the proceeds that it may receive through the issuance of stock or debt to a suitable acquisition, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. The Company can provide no assurance that any allocation of such proceeds will allow it to achieve its business objectives.

     Management believes that there are literally thousands of "blank check" companies, many of which may have substantially greater financial and management resources and capabilities, which are searching for similar business opportunities. This highly competitive environment may make it more difficult for the Company to locate and enter into a reorganization transaction with a suitable company. See the heading "Other Public Shell Activities," of Part I, Item 5.

     Absence of Substantive Disclosure Relating to Prospective
Acquisitions. Because the Company has not yet identified any assets, property or business that it may acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision of whether to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

     Unspecified Industry and Acquired Business; Unascertainable Risks.
To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may invest. To the extent that the Company may acquire a business in a high risk industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

     Uncertain Structure of Acquisition. Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I, Item 2 of this Registration Statement.

     State Restrictions on "Blank Check" Companies. A total of 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. The Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of the Company's common stock within the borders of regulating states.

     By regulation or policy statement, eight states (Idaho, Maryland, Missouri, Nevada, New Mexico, Pennsylvania, Utah and Washington), some of which are included in the group of 36 states mentioned above, place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies.

     In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Securities and Exchange Commission. All states (with the exception of Alabama, Delaware, Florida, Hawaii, Minnesota, Nebraska and New York) have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, the Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR despite its status as a "blank check" or "blind pool" company.

     The National Securities Markets Improvement Act of 1996 provides an exemption from state regulation of offerings of "covered securities." "Covered securities" include, among other things, transactions by persons other than issuers, underwriters or dealers, and certain transactions by dealers, in securities of issuers that file reports with the Securities and Exchange Act. Upon the effectiveness of this Registration Statement, the Company became subject to the reporting requirements of Section 13 of the Exchange Act, and management believes that such transactions will be exempt from state regulation, with the possible exception of certain notice filings and payment of fees.

     The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on the Company's ability to register, offer and sell and/or to develop a secondary market for shares of the Company's common stock in virtually every jurisdiction in the United States. These restrictions should cease once and if the Company acquires a venture by purchase, reorganization or merger, so long as the business operations succeeded to involve sufficient activities of a specific nature.

     Dependence on Management. The Company will be entirely dependent upon its management in locating any suitable acquisition or merger candidate. The Company has no employment agreements with management and does not maintain "key man" life insurance for such individuals.

     Management to Devote Insignificant Time to Activities of the
Company.   Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote less than 10% of their working hours to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target.

     Loss of Corporate Control. Due to the fact that the Company has no assets, management anticipates that any merger or acquisition transaction will require the Company to issue shares of its common stock as the sole consideration for such transaction. Such an issuance would almost certainly result in a change in control of the Company and may also result in substantial dilution of the shares of current stockholders.

     Conflicts of Interest; Related Party Transactions.   Although the
Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders, after consideration of the above referenced factors. A transaction of this nature would present a conflict of interest to those parties with a managerial position and/or an ownership interest in both the Company and the acquired entity, and may compromise management's fiduciary duties to the Company's stockholders. In addition, any remedy available under state corporate law in the event that management's fiduciary duties are compromised will most likely be prohibitively expensive and time consuming.
An independent appraisal of the acquired company may or may not be obtained in the event a related party transaction is contemplated. Furthermore, because management and/or beneficial owners of the Company's common stock may be eligible for finder's fees or other compensation related to potential acquisitions by the Company, such compensation may become a factor in
negotiations regarding such potential acquisitions.   Members of management
also serve in a similar capacities for several other companies that may be deemed to be "blank check" companies. In the event that a potential merger or acquisition candidate is brought to management's attention, these other relationships may present a conflict of interest. Management will attempt to minimize such conflict by presenting a list of the various "blank check" companies that are available for such a transaction and allowing management of the candidate entity to select the company that best meets its needs.

     Voting Control. Due to his ownership of a majority of the Company's outstanding voting securities, David C. Merrell, the President and a director of the Company, has the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders. Mr. Merrell's present beneficial ownership amounts to approximately 58% of the outstanding voting securities of the Company. See
Part I, Item 4.

     No Market for Common Stock; No Market for Shares.  Although the
Company intends to submit for listing of its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no market for such shares; and there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop.

     There has been no "established public market" for the Company's common stock during the past seven years; the last quotations for securities of the Company appeared in the "Pink Sheets" of the National Quotations Bureau, Inc. during the last quarter of 1989 and the first quarter of 1990.
At such time as the Company completes an acquisition, reorganization or merger transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "Pink Sheets" or the OTC Bulletin Board of the NASD.

     Risks of "Penny Stock." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg. Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Year 2000.
---------

     Because the Company is not presently engaged in any substantial business operations, management does not believe that computer problems associated with the change of year to the year 2000 will have any material effect on its operations. However, the possibility exists that the Company may merge with or acquire a business that will be negatively affected by the "year 2000" problem. The effect of such problem or the Company in the future can not be predicted with any accuracy until such time as the Company identifies a merger or acquisition target.

Principal Products and Services.
--------------------------------

     The limited business operations of the Company, as now contemplated, involve those of a "blank check" company. The only activities to be conducted by the Company are to manage its current limited assets and to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

Distribution Methods of the Products or Services.
-------------------------------------------------

     Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker-dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

     None; not applicable.

Competitive Business Conditions.
--------------------------------

     Management believes that there are literally thousands of "blank check" companies engaged in endeavors similar to those engaged in by the Company; many of these companies have substantial current assets and cash reserves. Competitors also include thousands of other publicly-held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly-held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of the Company or any other entity in the strata of these endeavors; however, the Company, having limited assets and cash reserves, will no doubt be at a competitive disadvantage in competing with entities which have recently completed IPO's, have significant cash resources and have recent operating histories when compared with the complete lack of any substantive operations by the Company for the past several years.

Sources and Availability of Raw Materials and Names of Principal
Suppliers.
----------

     None; not applicable.

Dependence on One or a Few Major Customers.
-------------------------------------------

     None; not applicable.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
------------------------------

     None; not applicable.

Need for any Governmental Approval of Principal Products or
Services.
---------

     Because the Company currently produces no products or services, it is not presently subject to any governmental regulation in this regard. However, in the event that the Company engages in a merger or acquisition transaction with an entity that engages in such activities, it will become subject to all governmental approval requirements to which the merged or acquired entity is subject.

Effect of Existing or Probable Governmental Regulations on
Business.
---------

     The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25 million or more.

     The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc. ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets. The present laws, rules and regulations designed to promote availability to the small business issuer of these capital markets and similar laws, rules and regulations that may be adopted in the future will substantially limit the demand for "blank check" companies like the Company, and may make the use of these companies obsolete.

Research and Development.
-------------------------

     None; not applicable.

Cost and Effects of Compliance with Environmental Laws.
-------------------------------------------------------

     None; not applicable. However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by the Company as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to the Company for acquisition, reorganization or merger.

Number of Employees.
--------------------

     None.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

Plan of Operation.
------------------

     The Company has not engaged in any material operations or had any revenues from operations during the past eight fiscal years. The Company's plan of operation for the next 12 months is to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has virtually no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for any such venture.

     During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, there are no preliminary agreements or understandings with respect to loan agreements by officers, directors, principals or affiliates of the Company and any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length
transaction.   As of the date of this Registration Statement, the Company has not actively begun to seek any such venture.

Results of Operations.
---------------------

     The Company has had no material operations since 1989. Losses of ($118), ($38,118) and ($7,940), respectively, for the fiscal years ended June 30, 1995, 1996 and 1997, resulted from the issuance of shares of common stock of the Company for services rendered. These services primarily related to maintaining the Company in good standing and "due diligence" activities with respect to its history and past operations. These activities have included, for example, confirming good standing, reviewing stock transfer records and Articles of Incorporation, as amended, and arranging for the preparation and auditing of financial statements. These activities were undertaken in contemplation of the preparation of this Registration Statement.

Liquidity.
---------

     The Company had no liquidity during the fiscal years ended June 30, 1996 and 1995. Advances by a director and executive officer during the fiscal year ended June 30, 1997, amounted to $4,151, and were utilized for miscellaneous expenses, filing fees and franchise taxes. Except as stated under the heading "Plan of Operation," above, the Company does not contemplate raising capital over the next twelve months by issuance of debt or equity securities. The Company has no loan agreements with any officer or director.

     Ordinarily any fees paid in connection with the reorganization are first used to pay liabilities. If there are no funds available, it is expected that Management would contribute these amounts to capital to pay these liabilities in hopes of enhancing the value of their stock ownership.

Item 3.  Description of Property.
---------------------------------

          The Company has no assets, property or business; its principal executive office address and telephone number are the home address and telephone number of its President, David C. Merrell, and are provided at no cost. Because the Company has no current business operations, its activities have been limited to keeping itself in good standing in the State of Nevada, and with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Mr. Merrell of providing the use of his home and telephone have been minimal.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

          The following table sets forth the shareholdings of those persons who own more than five percent of the Company's common stock as of the date hereof, to wit:


                      Number of Shares           Percentage
Name and Address     Beneficially Owned           of Class
----------------     ------------------           --------

David C. Merrell            136,648                   58.148%
9005 Cobble Canyon Ln.
Sandy, Utah  84093

Leonard W. Burningham, Esq.  20,000                    8.500%
455 East 500 South
Suite #205
Salt Lake City, Utah 84111



Security Ownership of Management.
---------------------------------

     The following table sets forth the shareholdings of the Company's directors and executive officers as of the date hereof, to wit:

                         Number of Shares
                         Beneficially Owned      Percentage of
Name and Address          as of 12/31/96          of Class
----------------         ------------------      -------------
[S]                      [C]                      [C]

David C. Merrell           136,648                  58.148%
9005 Cobble Canyon Ln.
Sandy, Utah  84093

Todd D. Ross                 4,027                   1.713%
38 South 1650 West
Ceder City, Utah 84720

     Totals:               140,675                   59.86%

     See the caption "Directors, Executive Officers, Promoters and Control Persons," below, Part I, Item 5, for information concerning the offices or other capacities in which the foregoing persons serve with the Company.

Changes in Control.
-------------------

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
-------- -------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

     The following table sets forth the names of all current directors and executive officers of the Company. These are the only persons whose activities are expected to be material to the Company prior to the completion of any merger or acquisition transaction. They will serve until the next annual meeting of the stockholders (held in May of each year) or until their successors are elected or appointed and qualified, or their prior resignation or termination.

                                  Date of         Date of
                    Positions    Election or     Termination
Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------

David C. Merrell   Director and       5/21/96          *
                   President

Todd D. Ross       Director and       5/21/96          *
                   Sec'y/Treasurer


* These persons presently serve in the capacities indicated.


Business Experience.
--------------------

     David C. Merrell. Mr. Merrell is 39 years of age, and since 1989, he has been the owner of DCM Finance, a Salt Lake City based finance company that makes and brokers real estate loans. Mr. Merrell received his Bachelor of Science degree in Economics from the University of Utah in 1981.

     Todd D. Ross. Mr. Ross is 37 years of age, and since 1995, he has been a partner in DCM Finance, a Salt Lake City Based finance company. Mr. Ross developed and manages DCM's Internet site. He also reviews and submits venture capital proposals for funding. Since 1991, Mr. Ross has also been the Lighting Director for the Utah Shakespearean Festival.

Other "Public Shell" Activities.
-------------------------------

     None of the directors and executive officers are or have ever been involved in any blank check public offerings and have no plans to do such an offering. Furthermore, none of the current directors or executive officers were involved when the Company had operations. However, future involvement in other public companies is very likely, but presently unplanned.

     David C. Merrell, President and Director. Mr. Merrell also serves as a director and executive officer of the following public companies, (see the heading "Business," of Part I, Item 1, and the risk factor "Conflicts of Interest; Related Party Transactions," of the heading "Risk Factors," of Part I, Item 1) which may give rise to a conflict of interest in seeking acquisition of any property, assets and business, by reorganization, merger or otherwise. Mr. Merrell does not believe that there will be any material conflict of interest in serving as a director or executive officer in any of these companies because information regarding these companies is usually provided to persons who are interested in seeking to "go public" pursuant to a "reverse" reorganization, merger or acquisition, and these persons generally make the determination as to which company would better fit their requirements.

Name of Company            Positions held         Appointed          Resigned
---------------            --------------         ---------          --------
New Environmental          President and              7/20/90              *
Technologies, Inc.         Director

Digital Power Holding      President and            1/16/96              *
Company                    Director

Composite Design, Inc.     President and            2/27/96              *
                           Director

A.X.R. Development, Inc.   President and            9/23/96              *
                           Director

First Republic Capital,    President and            7/31/96              *
Corporation                Director

Saratoga Mint, Inc.        President and           10/11/96              *
                           Director

The Theme Factory, Inc.    President and            4/30/97              *
                           Director

Vibrosaun International,   President and             3/7/97              *
Inc.                       Director

E.R.C. Energy Recovery     President and             6/7/96              *
Corporation                Director

AMCI International, Inc.   President and            5/18/96              *
                           Director

Souvall-Page & Company,    President and            6/23/97              *
Inc.                       Director

Alto Casino Corporation    President and            5/12/97              *
                           Director

Commerical Property, Inc.  President and           11/19/97              *
                           Director

Northwest Silver           President and             3/5/98              *
Corporation                Director

Video Shopping Mall, Inc.  President and             3/1/98              *
                           Director

Cherokee Minerals and Oil, President and             2/1/96            1/5/98
Inc.                       Director

     *presently serving in these capacities.

     The following table summarizes the companies for which Mr. Merrell has served as a director, executive officer or consultant and which have completed a reorganization or merger, and the consideration received by Mr. Merrell in connection with each reorganization:

                                                     Reorg. and
                                                     Resignation
Original Company Name     New Company Name   Symbol  Date        Consideration
---------------------     ----------------   ------  ----------- -------------
Kara International, Inc.    International    IHIN    2/23/98    16,000 shares
                            Heritage                            $138,750
                            Incorporated

International Fire          Trident Media    TDNT   12/30/97    65,404 shares
Prevention, Inc.            Group, Inc.                         $31,209.06

Significant Employees.
----------------------

     The Company has no employees who are not executive officers.

Family Relationships.
---------------------

     There are no family relationships between any directors or executive officers of the Company, either by blood or by marriage.

Involvement in Certain Legal Proceedings.
-----------------------------------------

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

          (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

          (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

          (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

          (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures
Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

     The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                                SUMMARY COMPENSATION TABLE


                                                         Long Term
Compensation


                      Annual Compensation              Awards         Payouts

-------------------------------------------------------------------------------------------------
  (a)             (b)             (d)      (e)         (f)         (g)
(h)        (I)

                                                                    Securities
          All
                                             Other                  Underlying
         Other
Name and        Year or                       Annual    Restricted  Options/
LTIP       Compen-
Principal       Period      Salary   Bonus    Compen-   Stock       SAR's (#)
Payouts    sation
Position        Ended        ($)      ($)     sation($) Awards($)     (1)
($)
-------------------------------------------------------------------------------------------------

David C. Merrell 6/30/96     0        0        0         (1)         0
0        0
President        6/30/97     0        0        0         0           0
0        0
Director         9/30/97     0        0        0         0           0
0        0

Todd D. Ross     6/30/96     0        0        0         (1)         0
0        0
Sec./Treasurer,  6/30/97     0        0        0         0           0
0        0
Director         9/30/97     0        0        0         0           0
0        0

Raymond Wilson   6/30/96     0        0        0         0           0
0        0
Former Sec/Tres  6/30/97     0        0        0         0           0
0        0
Former Director  9/30/97     0        0        0         (2)         0
0        0




     (1)     In May, 1996, 136,648 and 4,027 "unregistered" and
             "restricted" shares of the Company's common stock, were respectively issued to David C. Merrell and Todd R. Ross in consideration of services rendered. See the caption "Business Development" of this Registration Statement, Part I, Item 1.

     (2)     In October, 1997, the Company issued 5,000
             "unregistered" and "restricted" shares of its common stock to Raymond Wilson as additional consideration for his release of any and all liabilities owed to him by the Company. See the caption "Business Development" of this Registration Statement, Part I,
             Item 1.

     No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the fiscal years ended June 30, 1997 or 1996, or the period ending on the date of this Registration Statement. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.
--------------------------

     There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
-------------------------------

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Transactions with Management and Others.
----------------------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see the captions "Business Development" and "Executive Compensation" of this Registration Statement, Part I, Items 1 and 6, respectively. The Company has no plans or future policies under which it will pay or accrue compensation to its directors, executive officers or any other persons for services related to seeking business opportunities or completing a merger or acquisition transaction.

     On April 23, 1997, the Company executed a "Consultant Compensation Agreement No. 1" with Leonard W. Burningham, Esq.; Branden T. Burningham, Esq; Sheryl Ross; and Bradley C. Burningham ("the Compensation Agreement"). The Compensation Agreement provides for these consultants to be compensated in the aggregate amount of 30,000 shares of common stock pursuant to Rule 701 of the Securities and Exchange Commission in consideration of non-capital raising legal and administrative services. For purposes of the Compensation Agreement, these shares were valued at $0.04 per share. See the Exhibit Index, Part III, Item 1, of this Registration Statement.

Certain Business Relationships.
-------------------------------

     Except as indicated under the heading "Transactions With Management and Others" of this caption, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see the captions "Business Development" and "Executive Compensation" of this Registration Statement, Part I, Items 1 and 6, respectively.

Indebtedness of Management.
---------------------------

     Except as indicated under the heading "Transactions With Management and Others" of this caption, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see the captions "Business Development" and "Executive Compensation" of this Registration Statement, Part I, Items 1 and 6, respectively.

Parents of the Issuer.
----------------------

     The Company has no parents. See the caption "Business Development," Part I, Item 1, of this Registration Statement.

Transactions with Promoters.
----------------------------

     Except as indicated under the heading "Transactions With Management and Others" of this caption, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see the captions "Business Development" and "Executive Compensation" of this Registration Statement, Part I, Items 1 and 6, respectively.

Item 8.  Description of Securities.
-----------------------------------

     The Company's Articles of Incorporation, as amended, authorize
50,000,000 shares of one mill ($0.001) par value common voting stock. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors. The Company currently has 235,000 shares issued and outstanding.

     Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

     There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

     There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.

                                  PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------------------------

Market Information.
-------------------

     There has never been any established "public market" for shares of common stock of the Company. The Company intends to submit for listing on the OTC Bulletin Board of the National Association of Securities Dealers ("NASD"); however, management does not expect any public market to develop unless and until the Company completes an acquisition, reorganization or merger. In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by members of management may have a substantial adverse impact on any such public market, and current members of management have already satisfied the one year "holding period" requirement of Rule 144. For non-affiliates who have held their securities for at least two years, certain limitations of Rule 144, for example, the limitation on the amount of securities sold in any three month period, are lifted. See the caption "Security Ownership of Certain Beneficial Owners," Part I, Item 4, of this Registration Statement.

Holders.
--------

     The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 166.

Dividends.
----------

     The Company has not declared any cash dividends with respect to its common stock or its preferred stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.
---------------------------

     The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
------------------------------------

     There have been no changes in the Company's principal independent accountant in the past two fiscal years or as of the date of this Registration Statement. The current accounting firm for the Company audited its last financial statements for the years ended June 30, 1988 and 1987, and the period ended May 8, 1989.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

                    Date           Number of        Aggregate
     Name            Acquired             Shares           Consideration
      ----            --------            ---------         -------------

David C. Merrell       5/27/96             136,648            Services

Todd D. Ross           5/27/96               4,027            Services

Jerry Peterson         5/27/96               4,027            Services

Raymond Wilson         10/15/97              5,000             Release of any
                                                               and all
                                                               liabilities

Victor Ivashin         10/15/97              1,000            Services

Jerry Peterson and Victor Ivashin are persons believed to be either "accredited investors" or "sophisticated investors," who by reason of business acumen, experience, employment, education or other factors, were fully capable of evaluating the risks and merits of an investment in the Company's securities. Both Mr. Ivashin and Mr. Peterson were former directors and executive officers of the Company and had all information regarding the Company available to them. The offers and sales of these securities are believed to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof, and from similar states' securities laws, rules and regulations requiring the offer and sale of securities by available state exemptions from such registration.

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

     Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

     Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

     To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

     Section 78.751 (4) of the NRS limits indemnification under Sections
78.751 (1) and 78.751(2) to situations in which either (1) the stockholders,
(2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

     Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

     Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.


                                 PART F/S

                       Index to Financial Statements
                  Report of Certified Public Accountants

Financial Statements
--------------------

(I)  Audited Financial Statements
     December 31, 1997, June 30, 1997, 1996
     and 1995
     --------

     Independent Auditors' Report

     Balance Sheets

     Statements of Operations

     Statements of Stockholders' Equity

     Statements of Cash Flows

     Notes to the Financial Statements


                                 PART III

Item 1.  Index to Exhibits.
---------------------------

     The following exhibits are filed as a part of this Registration
Statement:



Exhibit
Number      Description*
------      ------------
 2          Agreement of Merger, dated December 23, 1988**

 3.1        Articles of Incorporation of Aquachlor
            Marketing, Inc.(Utah), filed on July 31, 1984**

 3.2        Articles of Amendment to Articles of
            Incorporation (Utah), filed on December 9, 1988**

 3.3 Articles of Incorporation of Aquachlor Marketing, Inc.(Nevada), filed on December 20, 1988**

 3.4        Articles of Amendment to Articles of
            Incorporation (Nevada), filed on December 23, 1988**

 3.5 Application for Revival in the State of Nevada dated March 25, 1997**

 3.6 Certificate of Revival in the State of Nevada dated March 25, 1997

 3.7        Articles of Amendment to Articles of
            Incorporation (Nevada), filed on May 6, 1997**

 10.1       Consultant Compensation Agreement, dated April 23, 1997**

 10.2       General Release signed by Raymond F. Wilson

 27         Financial Data Schedule


          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

          ** These documents and related exhibits have been previously filed with the Securities and Exchange
               Commission as exhibits to the initial 10-SB Registration Statement of the Company and are incorporated herein by reference.

                              SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           FIRST DELTAVISION, INC.

Date: 3/26/98                                By:/s/David C. Merrell
                                             ------------------------
                                             David C. Merrell, Director
                                             and President

Date: 3/26/98                               By:/s/Todd D. Ross
                                             ------------------------
                                             Todd D. Ross, Director
                                             Secretary/Treasurer

                        First Deltavision, Inc.
                     (A Development Stage Company)

                         Financial Statements

            December 31, 1997, June 30, 1997, 1996 and 1995

[Schvaneveldt and Company letterhead]

                   Independent Auditors Report

Board of Directors
First Deltavision, Inc.
(A Development Stage Company)

     I have audited the accompanying balance sheets of First Deltavision, Inc., as of December 31, 1997, June 30, 1997, 1996 and 1995, and the related statements of operations, stockholders' equity, and cash flows for the period July 1, 1997 to December 31, 1997, and the years ended June 30, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of First Deltavision, Inc., as of December 31, 1997, June 30, 1997, 1996, and 1995, and the results of its operations and its cash flows for the period July 1, 1997 to December 31, 1997, and the years ended June 30, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #6 to the financial statements, the Company has an accumulated deficit and a negative net worth at December 31, 1997. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note #6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Schvaneveldt and Company
Salt Lake City, Utah
February 19, 1998

                          First Deltavision, Inc.
                       (A Development Stage Company)
                              Balance Sheets
              December 31, 1997, June 30, 1997, 1996 and 1995
                                 December       June      June        June
                                 31, 1997      30, 1997  30,1996    30, 1995
     Assets

Current Assets                 $      -0-    $     -0-    $   -0-    $   -0-

     Total Assets              $      -0-    $     -0-    $   -0-    $   -0-

     Liabilities & Stockholders' Equity

Current Liabilities
 Accounts Payable              $    7,658     $   4,739    $  950     $  831
 Due to Officers                    7,212         4,151       -0-        -0-

   Total Liabilities               14,870         8,890       950        831

Stockholders' Equity
 Common Stock 50,000,000
  Shares Authorized: $0.001
  Par Value,
   206,000 Shares,
   200,000 & 47,013 Shares
   Issued & Outstanding
   Retroactively Restated
   Respectively                       206           200       200         47
 Paid In Capital                  100,156       100,156   100,156     62,309
 Accumulated Deficit             (115,232)     (109,246) (101,306)   (63,187)

   Total Stockholders' Equity     (14,870)       (8,890)     (950)      (831)

   Total Liabilities &
   Stockholders' Equity        $       -0-    $      -0- $     -0-  $    -0-

 The accompanying notes are an integral part of these financial statements

                          First Deltavision, Inc.
                       (A Development Stage Company)
                          Statement of Operations
For the Accumulated Period from Inception July 31, 1984 to December 31, 1997,
              & the Period July 1, 1997 to December 31, 1997,
            & the Fiscal Years Ended June 30, 1997, 1996 & 1995
                             December      June          June        June
               Accumulated   31, 1997    30, 1996     30, 1996     30, 1995
Revenues       $    -0-      $    -0-    $     -0-    $     -0-    $    -0-

Expenses
 Amortization       320           -0-          -0-          -0-         -0-
 Royalties       46,410           -0-          -0-          -0-         -0-
 Travel           3,914           -0-          -0-          -0-         -0-
 Taxes            1,644           -0-          -0-          118         118
 Consultant Fees 41,250           -0-         1,250      38,000         -0-
 Office           3,280           571           951         -0-         -0-
 Professional
  Fees            8,655         4,966         3,489         -0-         -0-
 Interest           668           -0-           -0-         -0-         -0-
 Offering Costs   6,392           -0-           -0-         -0-         -0-
 Transfer Agent
  Fees            2,699           449         2,250         -0-         -0-

  Total
   Expenses     115,232         5,986         7,940      38,118         118

     Net Loss $(115,232)     $ (5,986)     $  (7,940)  $(38,188)  $    (118)

     Loss Per Share          $    .03      $    (.03)  $   (.63)  $    (.00)

   Weighted Average
   Shares Outstanding
   Retroactively
   Restated                   203,000         200,000    60,854      47,023

 The accompanying notes are an integral part of these financial statements

                          First Deltavision, Inc.
                       (A Development Stage Company)
                     Statement of Stockholders' Equity
              July 31, 1984 (Inception) to December 31, 1997
                              Common Stock        Paid In      Accumulated
                           Shares    Amount       Capital        Deficit
Balance, July 31, 1984       -0-      $    -0-  $    -0-      $     -0-

Shares Issued to
 Incorporators for
 Cash Retroactively
 Restated                 22,863            23     57,553           -0-

Deficit for Year Ended
June 30, 1985                                                    (39,661)

Balance, June 30, 1985    22,863            23     57,553        (39,661)

Capital Contributed by
Shareholder                                         2,536

Deficit for Year Ended
June 30, 1986                                                    (20,451)

Balance, June 30, 1986    22,863            23     60,089        (60,112)

No Operations Year Ended
June 30, 1987

Balance, June 30, 1987    22,863            23     60,089        (60,112)

No Operations Year Ended
June 30, 1988

Balance, June 30, 1988    22,863            23      60,089           -0-

Capital Contributed by
Shareholder                                          1,044

Shares Issued for Cash
$.0002 Per Share
Retroactively Restated    24,160            24       1,176

Deficit for Year Ended
June 30, 1989                                                     (2,107)

Balance, June 30, 1989    47,023            47      62,309       (62,219)

Deficit for Year Ended
June 30, 1990                                                       (183)

Balance, June 30, 1990    47,023            47      62,309       (62,402)

Deficit for Year Ended
June 30, 1991                                                       (183)

Balance June 30, 1991     47,023            47      62,309       (62,585)

Deficit for Year Ended
June 30, 1992                                                       (183)

Balance June 30, 1992     47,023            47      62,309       (62,768)

Deficit for Year Ended
June 30, 1993                                                       (183)

Balance June 30, 1993     47,023            47      62,309       (62,951)

Deficit for Year Ended
June 30, 1994                                                       (119)

Balance June 30, 1994     47,023            47      62,309       (63,070)

Deficit for Year Ended
June 30, 1995                                                       (118)

Balance June 30, 1995     47,023            47      62,309       (63,188)

Shares Issued for Services
Retroactively Restated   152,977           153      37,847

Deficit for Year Ended
June 30, 1996                                                    (38,118)

Balance, June 30, 1996   200,000           200     100,156      (101,306)

Deficit for Year Ended
June 30, 1997                                                     (7,940)

Balance, June 30, 1997   200,000           200     100,156      (109,246)

Shares Issued for
 Services                  6,000             6

Deficit for Period Ended
December 31, 1997                                                 (5,986)

Balance,
 December 31, 1997       206,000        $  206   $ 100,156     $(115,232)

                          First Deltavision, Inc.
                       (A Development Stage Company)
                          Statement of Cash Flows
For the Accumulated Period from Inception July 31, 1984 to December 31, 1997,
              & the Period July 1, 1997 to December 31, 1997,
            & the Fiscal Years Ended June 30, 1997, 1996 & 1995
                                        December    June     June      June
                          Accumulated   31, 1997   30, 1997 30, 1996 30, 1995
Cash Flows from
Operating Activities
 Net Loss                $(115,232)     $  (5,986) $(7,940)  $(38,118) $ (118)
 Adjustments to Reconcile
  Net Cash Used by
  Operating Activities:
   Amortization                320            -0-      -0-        -0-     -0-
   Non Cash Expenses        38,006              6       -0-    38,000      -0-
 Changes in Operating Assets
  & Liabilities:
   Increase in Accounts
    Payable                  7,658          2,919    3,789        118     118
   Increase in Due to
    Officers                 7,212          3,061    4,151        -0-     -0-

     Net Cash Used by
     Operating Activities  (62,036)           -0-       -0-        -0-     -0-

Net Cash Used by
Investing Activities
 Incorporation Costs          (320)           -0-       -0-       -0-     -0-

     Net Cash Used by
     Investing Activities     (320)           -0-       -0-       -0-      -0-

Cash Flows from
Financing Activities
 Cash from Sale of Common
  Stock                     58,776           -0-       -0-       -0-      -0-
 Contributed Capital         3,580            -0-       -0-       -0-      -0-

     Net Cash Provided
     By Financing
     Activities             62,356            -0-       -0-       -0-     -0-

     Increase in Cash          -0-            -0-       -0-       -0-     -0-

     Cash at Beginning of
     Period                    -0-             -0-       -0-       -0-    -0-

     Cash at End of Period  $  -0-        $    -0-   $    -0-   $   -0-  $ -0-

Cash Disclosures from
Operating Activities
 Interest                   $  668        $    -0-   $    -0-  $    -0- $ -0-
 Taxes                         -0-              -0-        -0-       -0-   -0-

Significant Non Cash
Transactions
 Issued 152,977 Post Split
  Shares for Services      $38,000        $     -0-   $38,000  $     -0- $ -0-
 Issued 6,000 Post Split
  Shares for Services            6                6       -0-        -0-   -0-

 The accompanying notes are an integral part of these financial statements

                     First Deltavision, Inc.
                  (A Development Stage Company)
                  Notes to Financial Statements

NOTE #1 - Corporate History

     The Company was incorporated in the State of Utah on July 31, 1984, under the name of Aquachlor Marketing, Inc. The Company never engaged in business activities and was suspended for failure to file annual reports and tax returns. In December 1988, all required reports and tax returns were filed and the Company was reinstated by the State of Utah.

     On December 23, 1988, the Company merged with Aquachlor, Inc., a Nevada Corporation, incorporated on December 20, 1988. The Nevada Corporation became the surviving corporation and changed its name to Deltavision, Inc.

     On March 25, 1997, the Company received a Certificate of Revival from the State of Nevada using the name First Deltavision, Inc.

     The purpose of the Company as established by its Articles of Incorporation is to engage in any lawful activity. The Company has not engaged in any business activities that have produced significant revenues and therefore remains a development stage company.

NOTE #2 - Significant Accounting Policies

A.   The Company uses the accrual method of accounting.
B. Revenues and directly related expenses will be recognized in the period when the goods are shipped to the customer.
C. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.
D. Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.
E.   Inventories:   Inventories will be stated at the lower of cost,
     determined by the FIFO method or market.
F.   Depreciation:   The cost of property and equipment will be depreciated
     over the estimated useful lives of the related assets. The cost of leasehold improvements will be depreciated (amortized) over the lesser of the length of the related assets or the estimated lives of the assets. Depreciation will be computed on the straight line method for reporting purposes and for tax purposes.
G.   Estimates:   The preparation of the financial statements in conformity
     with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE #3 - Related Party Transactions

     The Company's President has advanced the Company funds to pay current costs. These advanced funds are due to the President when funds become available and bears no interest.

NOTE #4 - Net Operating Loss Carryforward for Income Tax Purposes

     The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal Revenue Codes are met. These losses are as follows:

                                                        Expiration
         Year of Loss         Amount                          Date
                 1985    $    39,661                          2000
                 1986         20,451                          2001
                 1987            -0-
                 1988            -0-
                 1989          2,107                          2004
                 1990            183                          2005
                 1991            183                          2006
                 1992            183                          2007
                 1993            183                          2008
                 1994            119                          2009
                 1995            118                          2010
                 1996         38,118                          2011
                 1997          6,690                          2012

     The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expenses. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carryforwards an evaluation allowance has been made to the extent of any tax benefit that net operating losses may generate.

                                                  1997       1996      1995
     Current Tax Assets Value of Net Operating
        Loss Carryforwards at Current Prevailing
        Federal Tax Rate                          $ 25,368  $ 22,759  $ 10,797
     Evaluation Allowance                         (25,368)  (22,759)  (10,797)
          Net Tax Assets                              -0-       -0-       -0-
          Current Income Tax Expense                  -0-       -0-       -0-
          Deferred Income Tax Benefit                 -0-       -0-       -0-

NOTE #5 - Common Stock Transaction

     The Company is authorized to issue 50,000,000 shares of common stock, with a par value of $0.001 per share.

     On December 9, 1988, the Company split its shares on a 5 for 1 basis. Following the stock split there were 11,677,920 shares outstanding.

     In 1996, the Company issued 38,000,000 shares of its common stock in lieu of cash for consulting fees valued at $38,000.

     On April 23, 1997, the Board of Directors unanimously consented to a one share for 248.399 shares stock split. Following the stock split and adjustments so that no shareholders held less than 100 shares, the Company had 200,000 shares outstanding.

     Further is was resolved to adopt, execute and deliver a written compensation agreement to be known as the "Consultant Compensation Agreement No. 1". The Agreement provides for the Company to issue 30,000 post-split shares to Consultants for non-capital raising services, valued at $1,250. As of the date of this report these services had been rendered, but the authorized shares have not been issued.

     On October 15, 1997, the Company issued 6,000 Shares of its Common Stock in lieu of cash for incidental services valued at $6.

NOTE #6 - Going Concern

     The Company has no assets and no operations from which it can obtain working capital. The Company recognizes that it must find a source of working capital or the Company may not be able to continue its existence.